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                                                                      EXHIBIT 58

[LOGO OF METROMAIL]


                                                                    NEWS RELEASE

METROMAIL BOARD CLOSES AUCTION AND REAFFIRMS ITS
RECOMMENDATION OF THE $34.50 GREAT UNIVERSAL STORES OFFER

LOMBARD, Ill/March 30, 1998/Metromail Corporation (NYSE:ML) announced tonight that its Board of Directors met and unanimously reaffirmed its decision approving and recommending the offer of The Great Universal Stores P.L.C.
(GUS) to acquire all of the outstanding shares of Metromail Corporation common stock at a cash purchase price of $34.50 per share subject to certain limited conditions. Such decision was made following the close of the auction at 12 noon today as previously announced.

"The process we began on February 10th was designed to maximize value for our shareholders. The Board has unanimously recognized that the GUS offer represents the greatest value and certainty for our shareholders" said Barton
L. Faber, Metromail chairman, president and chief executive officer. "The combination of Metromail and GUS will provide great opportunities for Metromail's employees, customers and prospects."

Metromail Corporation (www.metromail.com) is a leading provider of direct marketing, database marketing and reference products and services in the United States and United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing 95 percent of U.S. households, as well as providing database marketing software and related services. Sales for the year ended December 31, 1997 increased almost 17 percent over the prior year to approximately $328 million. The company has 3,200 employees and is headquartered in Lombard, Illinois.

For more information contact:

Julie Springer (Media Relations)
Director of Corporate Communications
Metromail Corporation
(630) 932-2627